Exhibit #99.3 FOR IMMEDIATE RELEASE

IMRIS REPORTS THIRD QUARTER 2011 FINANCIAL RESULTS

WINNIPEG, Manitoba, November 14, 2011 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the third quarter 2011.  All figures are reported in US dollars.

2011 Highlights:

•	Three new system sales contribute to order backlog increasing to $102 million at September 30, 2011

•	Global expansion continues with first VISIUS Surgical Theatre sale in Japan

•	First published papers on VISIUS Surgical Theatres report positive results

•	Surgical robot development continues with first demonstration at CNS in Washington, D.C.

•	VISIUS Surgical TheatreTM launched as new global product branding

During the third quarter of 2011, IMRIS received orders for three VISIUS Surgical Theatres reflecting an improving trend from the first two quarters of the year.  Revenues in the third quarter were $7.2 million and $37.1 million in the first nine months of 2011 compared with $16.8 million and $45.4 million during the third quarter and first nine months of 2010 respectively.  The lower 2011 revenues reflect changes in customer schedules that resulted in certain installation activities being advanced to future quarters. Planned increases in 2011 operating expenses for the Company’s focused product development efforts together with increases to support future growth in the business contributed to net losses of $8.5 million in the third quarter and $16.0 million in the first nine months of 2011 compared with net income of $0.7 million in the third quarter of 2010 and a net loss of $2.7 million in the nine months ended September 30, 2010.

 “The current macroeconomic environment and associated uncertainty is having an impact on capital spending by hospitals and we are seeing that translate into longer sales cycles and longer installation times.” said David Graves, IMRIS CEO.

Financial Highlights:
($ 000’s except per share amounts)	3 months ended Sept 30	9 months ended Sept 30
(unaudited)	2011	2010	Change	2011	2010	Change
Sales	7,182	16,750	(57)%	37,120	45,440	(18)%
Gross profit	2,078	7,744	(73)%	12,852	19,145	(33)%
Gross profit as % of sales	29.0%	46.2%	n/m	1	34.6%	42.1%	n/m
Operating expenses	9,235	7,236	28%	28,116	22,103	27%
EBITDA2	(6,273)	1,349	n/m	(12,655)	(436)	n/m
Operating (loss) income before:	(7,157)	508	n/m	(15,264)	(2,958)	(416)%
Foreign exchange (loss) gain	(1,351)	199	n/m	(736)	213	n/m
Interest income	3	67	(96)%	34	77	(56)%
Loss on embedded derivative	-	(30)	n/m	-	(68)	n/m
Net (loss) income	(8,505)	744	n/m	(15,966)	(2,736)	(484)%
Basic and diluted (loss) earnings per share	(0.19)	0.02	n/m	(0.36)	(0.08)	(350)%
Cash, cash equivalents & accounts receivable	55,761	30,058	86%	55,761	30,058	86%
Total assets	101,084	62,334	62%	101,084	62,334	62%

1 Not measurable/meaningful.
2 We define EBITDA as earnings before interest income (expense), foreign exchange gain (loss), embedded derivatives, income taxes, and amortization.

Third Quarter and Nine Month Results

Revenues

Revenues in the third quarter of 2011 were $7.2 million and $37.1 million in the first nine months of the year, representing decreases of 57% and 18% respectively from the same periods in 2010.  The decreased revenues in 2011 primarily reflect lower installation activities through the first nine months of 2011, partially offset by higher revenues from service contracts.  Certain installation activities originally anticipated for the third quarter of 2011 were rescheduled to future quarters in order to accommodate revised customer timeframes.  The associated installation activities represented approximately $10 million in revenues which are now expected to be earned in subsequent periods. Service contracts were $0.9 million in the third quarter and $2.4 million in the first nine months of 2011, compared with $0.4 million and $1.4 million during the same periods in 2010.

Gross Profit

Gross profit was $2.1 million in the third quarter and $12.9 million in the first nine months of 2011 compared with $7.7 million in Q3 2010 and $19.1 million during the first nine months of 2010.  The lower gross profit in the third quarter of 2011 reflects lower system installations, together with higher final system costs and warranty provisions on projects in the quarter.  Excluding these costs, the system revenues recognized in the third quarter of 2011 had favourable margins of approximately 41%.  Gross profit was lower in the first nine months of 2011 than in 2010, primarily due to the factors that impacted Q3 2011 results, together with the impact from a collaborative arrangement entered into in Q2 2011 involving the provision of equipment to a third party to engage in research activities to further the clinical benefits of the VISIUS Surgical Theatre for cardiovascular and other neuroscience applications.

Operating Expenses

IMRIS continued to advance its MR guided radiation therapy and MR guided surgical robotics programs through the third quarter, both representing substantial new market opportunities.  Other development initiatives designed to further deepen and strengthen IMRIS’s product portfolio also moved forward. These activities increased research and development expenditures to $2.4 million in the third quarter of 2011 compared with $1.3 million in Q3 2010.  Year to date September 30, 2011, research and development increased to $6.7 million from $4.0 million in 2010. These higher expenses together with general increases to fund planned projects were the primary contributors contributed to higher total operating expenses in 2011.

EBITDA and Operating Loss

EBITDA in the third quarter of 2011 was negative $6.3 million compared with positive $1.3 million in the third quarter of 2010. In the first nine months of 2011, EBITDA was negative $12.7 million compared with negative $0.4 million in 2010. Operating loss was $7.2 million in the third quarter of 2011 compared with operating income of $0.5 million in Q3 2010.  Through the first nine months of 2011, operating losses were $15.3 million compared with losses of $3.0 million during the same period in 2010.   The year over year decreases in EBITDA and operating loss reflect lower gross profit and higher investment in operating expenses for planned projects.

Net Loss

Net loss for the third quarter of 2011 was $8.5 million and $16.0 million in the first nine months of the year.  This compares with net income of $0.7 million in Q3 2010 and a net loss of $2.7 million in the first nine months of 2010.  The higher net losses in 2011 reflect the year over year increases in operating losses, as well as higher foreign exchange losses in 2011 at $1.4 million in the third quarter and $0.7 million through the first nine months of the year. The foreign exchange loss during the three and nine month period ended September 30, 2011 due to the sharp appreciation in value of the US dollar at the end of the quarter resulting in an unfavourable impact on the foreign currency denominated net assets on the balance sheet at the end of the quarter.

Liquidity and Capital Resources

Cash and cash equivalents at September 30, 2011 totaled $40.9 million.  In addition the Company had accounts receivable of $14.9 million, the majority of which are expected to be collected within the next 60 days.  These funds together with ongoing operating cash flow will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

At September 30, 2011, IMRIS’s backlog was $102.3 million.  During the third quarter of 2011, $7.2 million of backlog was converted into revenues and $13.1 million in orders were received.  The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a $1.0 million decrease in the value of the backlog. Total backlog at September 30, 2011 was comprised of $70.1 million of system orders and $32.3 million in service contracts.

Other Developments

First Published Papers on VISIUS Surgical Theatre Report Positive Results – the first published results on the early clinical experiences at hospitals using the VISIUS Surgical Theatre, highlighted a number of positive findings for procedures and patient outcomes resulting from utilization of the intraoperative MRI capabilities available in IMRIS systems. The studies which were conducted at hospitals in three different countries each concluded that the VISIUS Surgical Theatre can be safely integrated into neurosurgical workflows and enable intraoperative modification of surgical strategy in a range of neurosurgical procedures.

VISIUS Surgical TheatreTM – IMRIS officially launched VISIUS Surgical TheatreTM, its new global product branding at the Congress of Neurological Surgeons (CNS) on October 3rd in Washington DC.  Under the new strategy, the Company’s image guided therapy suites are singly branded the VISIUS Surgical Theatre to communicate the scope and flexibility of IMRIS’s image guided therapy suites across a range of clinical applications.

First Public Demonstration of IMRIS Surgical Robot Technology – in conjunction with IMRIS’s attendance at CNS, a demonstration of the Company’s image guided surgical robotic technology was featured. Garnette Sutherland, MD, Professor of Neurosurgery at University of Calgary Foothills Hospital also presented to visitors at the event, sharing his experience in image-guided surgical robotics.

Outlook

Through the first nine months of 2011, the market for large high value capital equipment for the healthcare sector generally, has been difficult.   Against a backdrop of global macroeconomic uncertainty - which in the United States is being compounded by uncertainty over reimbursement; customer confidence has decreased. As a result, hospitals have significantly increased the degree of internal analysis, review and oversight involved in coming to purchase decisions.  These changes in customer behavior have resulted in a further lengthening of the sales cycle for VISIUS Surgical Theatres and as a consequence, orders have slowed in 2011. The Company believes as markets improve, the longer term trend will be for a strengthening of bookings performance driven by the underlying clinical demand for VISIUS Surgical Theatres.

IMRIS remains well positioned to continue to prudently build the business for future growth through the current softer market conditions.  With cash and accounts receivable at September 30, 2011 of $55.8 million and order backlog of $102.3 million, the Company has a strong base from which to continue to fund operations and product development projects.

3 See “Non-GAAP Financial Measures” in the Company’s Q3 2011 MD&A for further information on backlog.

The current economic climate and uncertainty is causing customers in some cases to extend the installations of their VISIUS Surgical Theatres over longer time periods.  These actions have delayed the completion of installations in 2011 and recognition of the associated revenues. Based on the currently known adjusted installation schedule, we expect annual revenues for fiscal 2011 to be in the range of $50 million to $53 million.

Over the course of the Company‘s life, strong improvement in gross profit has been delivered from VISIUS Surgical Theatres for neurosurgical applications, reflecting the shift from market penetration-based pricing to value-based pricing.  As VISIUS Surgical Theatre configurations designed for cerebrovascular and cardiovascular applications have been rolled out, a similar initial pricing approach has translated into lower margins, however as market recognition and demand for these applications increases, the Company’s overall margins are anticipated to increase into the mid 40% range.

In 2011 the Company has continued to build the business to deliver a strong growth profile for the long term and has invested in increased operating expenses to support the development of its image guided surgical robot and image guided radiation therapy product.  Future increased investment in operations will be dependent on improving revenues from increased VISIUS Surgical Theatre bookings and bookings from products currently under development. Research and development spending will continue to be a priority in 2012 with a focus on completing development work to support commercialization of the image guided radiation therapy and image guided surgical robotics products.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, Monday, November 14, 2011.  Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors.  To participate in the teleconference, please call 416-644-3418 or 800-814-4861.  To access the live audio webcast, please visit IMRIS’s website at www.imris.com.  A taped rebroadcast will be available to listeners following the call until midnight (ET) on November 21, 2011.   To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4481543#.  The webcast will also be archived on IMRIS’s website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com